UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Advocat Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007586100

(CUSIP Number)

Sam D. Chafetz
Baker Donelson Bearman Caldwell & Berkowitz, PC
165 Madison Avenue #2000
Memphis, TN 38103
(901) 577-2148

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 21 Pages)

CUSIP No.	007586100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Covington Health Group, LLC
45-2041708

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	............................................................................................................................................................................................	✓
(b)	............................................................................................................................................................................................	☐

3.	SEC Use Only ...................................................................................................................................................................

4.	Source of Funds (See Instructions)..............................................................................................................................	WC

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........................................	☐

6.	Citizenship or Place of Organization .............................................................................................................................	DE

	7.	Sole Voting Power	-0-
Number of
Shares			209,500
Beneficially	8.	Shared Voting Power
Owned by
Each
Reporting	9.	Sole Dispositive Power	-0-
Person
With	10.	Shared Dispositive Power	209,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................................................................	209,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................................	☐

13.	Percent of Class Represented by Amount in Row (11)...............................................................................................	3.6%**

14.	Type of Reporting Person (See Instructions)	OO

**Based on 5,818,287 shares of common stock outstanding as of July 29, 2011, as reported by Advocat Inc. in its Quarterly Report on Form 10-Q for its quarter ended June 30, 2011.

(Page 2 of 21 Pages)

CUSIP No.	007586100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

John E. McMullan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	............................................................................................................................................................................................	✓
(b)	............................................................................................................................................................................................	☐

3.	SEC Use Only ...................................................................................................................................................................

4.	Source of Funds (See Instructions)..............................................................................................................................	PF

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........................................	☐

6.	Citizenship or Place of Organization..............................................................................................................................	United States

	7.	Sole Voting Power	157,160
Number of
Shares			209,500
Beneficially	8.	Shared Voting Power
Owned by
Each
Reporting	9.	Sole Dispositive Power	157,160
Person
With	10.	Shared Dispositive Power	209,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................................................................	366,660*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................................	☐

13.	Percent of Class Represented by Amount in Row (11)...............................................................................................	6.3%**

14.	Type of Reporting Person (See Instructions)	IN

* 157,160 shares are directly owned by John E. McMullan, and 209,500 shares are directly owned by Covington Health Group, LLC.
**Based on 5,818,287 shares of common stock outstanding as of July 29, 2011, as reported by Advocat Inc. in its Quarterly Report on Form 10-Q for its quarter ended June 30, 2011.

(Page 3 of 21 Pages)

CUSIP No.	007586100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

John F. McMullan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	............................................................................................................................................................................................	✓
(b)	............................................................................................................................................................................................	☐

3.	SEC Use Only ...................................................................................................................................................................

4.	Source of Funds (See Instructions)..............................................................................................................................	PF

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........................................	☐

6.	Citizenship or Place of Organization..............................................................................................................................	United States

	7.	Sole Voting Power	123,000
Number of
Shares			209,500
Beneficially	8.	Shared Voting Power
Owned by
Each
Reporting	9.	Sole Dispositive Power	123,000
Person
With	10.	Shared Dispositive Power	209,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................................................................	332,500*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................................	☐

13.	Percent of Class Represented by Amount in Row (11)...............................................................................................	5.7%**

14.	Type of Reporting Person (See Instructions)	IN

* 123,000 shares are directly owned by John F. McMullan, and 209,500 shares are directly owned by Covington Health Group, LLC.
**Based on 5,818,287 shares of common stock outstanding as of July 29, 2011, as reported by Advocat Inc. in its Quarterly Report on Form 10-Q for its quarter ended June 30, 2011.

(Page 4 of 21 Pages)

CUSIP No.	007586100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Camden Real Estate Company
58-1913586

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	............................................................................................................................................................................................	✓
(b)	............................................................................................................................................................................................	☐

3.	SEC Use Only ...................................................................................................................................................................

4.	Source of Funds (See Instructions)..............................................................................................................................	WC

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........................................	☐

6.	Citizenship or Place of Organization .............................................................................................................................	GA

	7.	Sole Voting Power	30,000
Number of
Shares			209,500
Beneficially	8.	Shared Voting Power
Owned by
Each
Reporting	9.	Sole Dispositive Power	30,000
Person
With	10.	Shared Dispositive Power	209,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................................................................	239,500*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................................	☐

13.	Percent of Class Represented by Amount in Row (11)...............................................................................................	4.1%**

14.	Type of Reporting Person (See Instructions)	CO

* 30,000 shares are directly owned by Camden Real Estate Company, and 209,500 shares are directly owned by Covington Health Group, LLC.
**Based on 5,818,287 shares of common stock outstanding as of July 29, 2011, as reported by Advocat Inc. in its Quarterly Report on Form 10-Q for its quarter ended June 30, 2011.

(Page 5 of 21 Pages)

CUSIP No.	007586100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Joseph T. Watters, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	............................................................................................................................................................................................	✓
(b)	............................................................................................................................................................................................	☐

3.	SEC Use Only ...................................................................................................................................................................

4.	Source of Funds (See Instructions)..............................................................................................................................	PF

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........................................	☐

6.	Citizenship or Place of Organization .............................................................................................................................	United States

	7.	Sole Voting Power	163,900
Number of
Shares			209,500
Beneficially	8.	Shared Voting Power
Owned by
Each
Reporting	9.	Sole Dispositive Power	163,900
Person
With	10.	Shared Dispositive Power	209,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................................................................	373,400*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................................	☐

13.	Percent of Class Represented by Amount in Row (11)...............................................................................................	6.4%**

14.	Type of Reporting Person (See Instructions)	IN

* 163,900 shares are directly owned by Joseph T. Watters, III, and 209,500 shares are directly owned by Covington Health Group, LLC.
**Based on 5,818,287 shares of common stock outstanding as of July 29, 2011, as reported by Advocat Inc. in its Quarterly Report on Form 10-Q for its quarter ended June 30, 2011.

(Page 6 of 21 Pages)

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) constitutes the third amendment to the Schedule 13D originally filed by the Reporting Persons (defined in Item 2 below) with the Securities and Exchange Commission (the "Commission") on May 20, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 28, 2011 ("Amendment No. 1"), and Amendment No. 2 to Schedule 13D filed with the Commission on August 5, 2011 ("Amendment No. 2").  This Amendment No. 3 is being filed by the Reporting Persons to report additional acquisitions of the Issuer’s common stock by John E. McMullan and John F. McMullan since the date of Amendment No. 2.

Item 1.	Security and Issuer

This Schedule 13D/A relates to shares of common stock of Advocat Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1621 Galleria Boulevard, Brentwood, TN 37027.

Item 2.	Identity and Background

a)	This Schedule 13D/A is being filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Covington Health Group, LLC
(ii)	John E. McMullan
(iii)	John F. McMullan
(iv)	Camden Real Estate Company
(v)	Joseph T. Watters, III

Attached as Exhibit A is a copy of the agreement among the foregoing persons that the Schedule 13D initially filed to report the acquisition that is the subject of this Schedule 13D/A be filed on behalf of each of them.

b)
The address of the principal business offices of each of the Reporting Persons, with the exception of Joseph T. Watters, III, is 1175 Peachtree Street, Suite 1230, Atlanta, GA 30361.  The address of the principal business offices of Joseph T. Watters, III is P.O. Box 470, Adairsville, GA 30103.

c)
Covington Health Group, LLC is a Delaware limited liability company engaged in the business of investments.  Camden Real Estate Company is a Georgia investment company.  The principal occupation of John E. McMullan and John F. McMullan is the operation of senior living communities, and the principal occupation of Joseph T. Watters, III, is wholesale manufacturing.

d)	None.

e)	None.

f)	Citizenship:

(i)	Covington Health Group, LLC, a Delaware limited liability company
(ii)	John E. McMullan: United States
(iii)	John F. McMullan: United States
(iv)	Camden Real Estate Company, a Georgia corporation
(v)	Joseph T. Watters, III: United States

(Page 7 of 21 Pages)

Item 3.	Source and Amount of Funds or Other Consideration

Covington Health Group, LLC and Camden Real Estate Company funded their purchases of the Issuer’s common stock with working capital.  The individual Reporting Persons funded their purchases of the Issuer’s common stock with personal funds.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired shares of the Issuer’s common stock for investment purposes.  The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the business of the Issuer, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the stock of the Issuer in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of shares of the Issuer’s common stock or disposal of some or all of the shares of common stock currently owned by the Reporting Persons or otherwise acquired by Reporting Persons, as the case may be.

In addition, the Reporting Persons may engage in communications with one or more stockholders, officers or directors of the Issuer, including discussions regarding potential changes in the operations of the Issuer and strategic direction that, if effected, could result in, among other things: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.  Except as expressly set forth in this Item 4, the Reporting Persons currently have no additional plans or proposals that relate to or would result in any of the actions required to be reported herein.  The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of this Schedule 13D/A) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer

(a)	See pages 2 – 6 of cover pages. The Reporting Persons together as a group own 683,560 shares of the Issuer’s common stock, which constitutes 11.7% of the Issuer’s common stock.

(b)	See pages 2 - 6 of cover pages.

(c)	Transactions in the Issuer’s securities in the last 60 days:

Reporting Person: Covington Health Group, LLC

- On August 4, 2011, Covington Health Group, LLC purchased the following number of shares at the following prices per share, all in open market transactions:
•	100 shares at $5.50 per share
•	400 shares at $5.50 per share
•	1,500 shares at $5.5992 per share
•	400 shares at $5.60 per share
•	140 shares at $5.60 per share

(Page 8 of 21 Pages)

•	160 shares at $5.60 per share
•	600 shares at $5.49833 per share
•	560 shares at $5.5999 per share
•	3,440 shares at $5.60 per share
- On August 2, 2011, Covington Health Group, LLC purchased the following number of shares at the following prices per share, all in open market transactions:
•	760 shares at $5.80 per share
•	240 shares at $5.80 per share
•	400 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	200 shares at $5.80 per share
•	200 shares at $5.80 per share
•	100 shares at $5.80 per share
•	194 shares at $6.00 per share
•	1,000 shares at $5.95 per share
•	2,200 shares at $5.94955 per share
•	800 shares at $5.94 per share
•	500 shares at $5.96 per share
•	1,300 shares at $5.95462
•	200 shares at $5.92 per share
- On August 1, 2011, Covington Health Group, LLC purchased the following number of shares at the following prices per share, all in open market transactions:
•	5,000 shares at $5.90 per share
•	380 shares at $5.90 per share
•	420 shares at $5.90 per share
•	200 shares at $5.90 per share
•	880 shares at $5.90 per share
•	100 shares at $5.90 per share
•	500 shares at $5.90 per share
•	120 shares at $5.90 per share
•	100 shares at $5.90 per share
•	200 shares at $5.90 per share
•	2,100 shares at $5.90 per share
•	1,200 shares at $5.9993 per share
•	100 shares at $6.15 per share
•	500 shares at $6.15 per share
•	500 shares at $6.15 per share
•	3,000 shares at $6.25 per share
•	1,099 shares at $6.25 per share
•	1,000 shares at $6.25 per share
•	800 shares at $6.25 per share
•	1,300 shares at $6.25 per share
•	401 shares at $6.25 per share
•	1,300 shares at $6.25 per share
•	600 shares at $6.25 per share
•	500 shares at $6.25 per share
- On July 29, 2011, Covington Health Group, LLC purchased the following number of shares at the following prices per share, all in open market transactions:
•	100 shares at $6.48 per share
•	100 shares at $6.48 per share
•	100 shares at $6.48 per share

(Page 9 of 21 Pages)

•	200 shares at $6.48 per share
•	100 shares at $6.48 per share
•	2,500 shares at $6.50 per share
•	1,750 shares at $6.50 per share
•	1,572 shares at $6.50 per share
•	78 shares at $6.50 per share
•	100 shares at $6.51 per share
•	100 shares at $6.51 per share
•	1,000 shares at $6.51 per share
•	500 shares at $6.48 per share
•	800 shares at $6.51 per share
- On July 25, 2011, Covington Health Group, LLC purchased the following number of shares at the following prices per share, all in open market transactions:
•	300 shares at $6.7899 per share
- On July 22, 2011, Covington Health Group, LLC purchased the following number of shares at the following prices per share, all in open market transactions:
•	1,000 shares at $6.86 per share
•	600 shares at $6.86 per share
•	300 shares at $6.86 per share
•	300 shares at $6.86 per share
•	1,100 shares at $6.86 per share
•	67 shares at $6.90 per share
•	100 shares at $6.90 per share
•	300 shares at $6.90 per share
•	300 shares at $6.90 per share
•	333 shares at $6.90 per share
•	100 shares at $6.90 per share
- On July 20, 2011, Covington Health Group, LLC purchased the following number of shares at the following prices per share, all in open market transactions:
•	200 shares at $6.895 per share
- On July 19, 2011, Covington Health Group, LLC purchased the following number of shares at the following prices per share, all in open market transactions:
•	483 shares at $6.95 per share
•	620 shares at $6.9499 per share
•	1,480 shares at $6.95 per share
•	2,100 shares at $6.9499 per share
- On July 11, 2011, Covington Health Group, LLC purchased the following number of shares at the following prices per share, all in open market transactions:
•	600 shares at $6.88
•	400 shares at $6.88
•	1,000 shares at $6.8793
- On July 8, 2011, Covington Health Group, LLC purchased the following number of shares at the following prices per share, all in open market transactions:
•	200 shares at $6.90
•	2,000 shares at $6.90
•	400 shares at $6.89
•	164 shares at $6.89
•	5,000 shares at $6.90
•	100 shares at $6.80
•	100 shares at $6.80
•	404 shares at $6.90
•	1,100 shares at $6.89
•	3,496 shares at $6.8972

(Page 10 of 21 Pages)

•	100 shares at $6.80
•	1,500 shares at $6.8293
- On July 6, 2011, Covington Health Group, LLC purchased the following number of shares at the following prices per share, all in open market transactions:
•	200 shares at $6.91
•	500 shares at $6.90
•	800 shares at $6.90
•	1,500 shares at $6.8993
•	700 shares at $6.85
- On June 30, 2011, Covington Health Group, LLC purchased the following number of shares at the following prices per share, all in open market transactions:
•	200 shares at $6.85
•	200 shares at $6.85
•	500 shares at $6.85
•	200 shares at $6.85
•	200 shares at $6.85
•	800 shares at $6.85
•	200 shares at $6.85
- On June 28, 2011, Covington Health Group, LLC purchased the following number of shares at the following prices per share, all in open market transactions:
•	700 shares at $6.80
•	300 shares at $6.80
•	300 shares at $6.80
•	140 shares at $6.80
•	201 shares at $6.80
•	299 shares at $6.80
•	901 shares at $6.80
- On June 24, 2011, Covington Health Group, LLC purchased the following number of shares at the following prices per share, all in open market transactions:
•	100 shares at $6.85
•	500 shares at $6.85
•	100 shares at $6.85
•	300 shares at $6.85
•	200 shares at $6.85
•	1,000 shares at $6.85
- On June 22, 2011, Covington Health Group, LLC purchased the following number of shares at the following prices per share, all in open market transactions:
•	96 shares at $6.94
•	600 shares at $6.94
•	3,804 shares at $6.94

Reporting Person: John E. McMullan

- On August 11, 2011, John E. McMullan purchased the following number of shares at the following prices per share, all in open market transactions:
•	10,000 shares at $5.71 per share
- On August 10, 2011, John E. McMullan purchased the following number of shares at the following prices per share, all in open market transactions:
•	1,017 shares at $6.00 per share
•	600 shares at $5.90 per share
•	100 shares at $5.90 per share
•	100 shares at $5.90 per share
•	100 shares at $5.90 per share

(Page 11 of 21 Pages)

•	2,400 shares at $5.90 per share
•	100 shares at $5.90 per share
•	100 shares at $5.90 per share
•	100 shares at $5.90 per share
•	100 shares at $5.90 per share
•	100 shares at $5.90 per share
•	100 shares at $5.90 per share
•	40 shares at $5.90 per share
•	300 shares at $5.90 per share
•	43 shares at $5.90 per share
•	57 shares at $5.88 per share
•	300 shares at $5.88 per share
•	100 shares at $5.90 per share
•	100 shares at $5.90 per share
•	100 shares at $5.90 per share
•	100 shares at $5.90 per share
•	100 shares at $5.90 per share
•	100 shares at $5.95 per share
•	100 shares at $5.95 per share
•	100 shares at $5.95 per share
•	1 share at $5.95 per share
•	100 shares at $5.95 per share
•	100 shares at $5.95 per share
•	100 shares at $5.95 per share
•	100 shares at $5.95 per share
•	100 shares at $5.95 per share
•	100 shares at $5.95 per share
•	100 shares at $5.95 per share
•	100 shares at $5.95 per share
•	1,700 shares at $5.825 per share
•	42 shares at $5.80 per share
•	300 shares at $5.875 per share
•	100 shares at $5.95 per share
•	300 shares at $5.94 per share
•	100 shares at $5.94 per share
•	1,400 shares at $5.95 per share
•	100 shares at $5.80 per share
•	655 shares at $5.90 per share
•	100 shares at $5.95 per share
•	83 shares at $5.98 per share
•	17 shares at $5.98 per share
•	83 shares at $5.98 per share
•	700 shares at $5.98 per share
•	100 shares at $5.98 per share
•	8 shares at $6.05 per share
•	100 shares at $6.05 per share
•	500 shares at $6.05 per share
•	100 shares at $6.05 per share
•	54 shares at $6.00 per share
•	300 shares at $6.00 per share
•	46 shares at $6.00 per share
•	54 shares at $6.00 per share
•	200 shares at $6.00 per share

(Page 12 of 21 Pages)

•	200 shares at $6.00 per share
•	100 shares at $6.00 per share
•	300 shares at $6.00 per share
- On August 8, 2011, John E. McMullan purchased the following number of shares at the following prices per share, all in open market transactions:
•	8,800 shares at $5.25 per share
•	500 shares at $5.25 per share
•	100 shares at $5.20 per share
•	100 shares at $5.20 per share
•	100 shares at $5.20 per share
•	100 shares at $5.20 per share
•	300 shares at $5.19 per share
•	100 shares at $5.20 per share
•	2,100 shares at $5.20 per share
•	100 shares at $5.20 per share
•	2,400 shares at $5.20 per share
•	100 shares at $5.20 per share
•	100 shares at $5.20 per share
•	100 shares at $5.20 per share
- On August 5, 2011, John E. McMullan purchased the following number of shares at the following prices per share, all in open market transactions:
•	200 shares at $5.91 per share
•	10 shares at $6.00 per share
•	300 shares at $6.00 per share
•	200 shares at $6.00 per share
•	200 shares at $6.00 per share
•	300 shares at $6.00 per share
•	100 shares at $6.00 per share
•	100 shares at $5.82 per share
•	100 shares at $5.78 per share
•	100 shares at $6.00 per share
•	10,000 shares at $6.00 per share
•	450 shares at $5.85 per share
•	100 shares at $5.82 per share
•	10,000 shares at $6.00 per share
- On August 4, 2011, John E. McMullan purchased the following number of shares at the following prices per share, all in open market transactions:
•	400 shares at $5.28 per share
•	200 shares at $5.36 per share
•	100 shares at $5.36 per share
•	100 shares at $5.39 per share
•	20 shares at $5.40 per share
•	700 shares at $5.40 per share
•	100 shares at $5.48 per share
•	300 shares at $5.49 per share
•	100 shares at $5.49 per share
•	100 shares at $5.49 per share
•	100 shares at $5.50 per share
•	200 shares at $5.50 per share
•	200 shares at $5.50 per share
•	200 shares at $5.50 per share
•	200 shares at $5.50 per share
•	200 shares at $5.50 per share
(Page 13 of 21 Pages)

•	200 shares at $5.50 per share
•	300 shares at $5.50 per share
•	500 shares at $5.50 per share
•	200 shares at $5.50 per share
•	300 shares at $5.50 per share
•	200 shares at $5.50 per share
•	100 shares at $5.51 per share
•	100 shares at $5.51 per share
•	100 shares at $5.51 per share
•	100 shares at $5.51 per share
•	100 shares at $5.51 per share
•	100 shares at $5.51 per share
•	100 shares at $5.56 per share
•	100 shares at $5.57 per share
•	100 shares at $5.57 per share
•	100 shares at $5.57 per share
•	100 shares at $5.57 per share
•	200 shares at $5.58 per share
•	2,200 shares at $5.60 per share
•	100 shares at $5.60 per share
•	100 shares at $5.60 per share
•	100 shares at $5.60 per share
•	100 shares at $5.60 per share
•	100 shares at $5.60 per share
•	100 shares at $5.60 per share
•	100 shares at $5.61 per share
•	100 shares at $5.61 per share
•	100 shares at $5.61 per share
•	100 shares at $5.61 per share
•	100 shares at $5.61 per share
•	100 shares at $5.61 per share
•	100 shares at $5.61 per share
•	100 shares at $5.61 per share
•	100 shares at $5.61 per share
•	100 shares at $5.61 per share
•	100 shares at $5.61 per share
•	100 shares at $5.61 per share
•	100 shares at $5.61 per share
•	100 shares at $5.61 per share
•	100 shares at $5.61 per share
•	100 shares at $5.61 per share
•	1,000 shares at $5.625 per share
•	1,100 shares at $5.625 per share
•	200 shares at $5.65 per share
•	100 shares at $5.65 per share
•	100 shares at $5.79 per share
•	1,100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	480 shares at $5.80 per share
- On August 2, 2011, John E. McMullan purchased the following number of shares at the following prices per share, all in open market transactions:

(Page 14 of 21 Pages)

•	25,000 shares at $6.00 per share
- On August 1, 2011, John E. McMullan purchased the following number of shares at the following prices per share, all in open market transactions:
•	30,000 shares at $6.00 per share

Reporting Person: John F. McMullan

- On August 8, 2011, John F. McMullan purchased the following number of shares at the following prices per share, all in open market transactions:
•	2,900 shares at $5.3401 per share
- On August 9, 2011, John F. McMullan purchased the following number of shares at the following prices per share, all in open market transactions:
•	500 shares at $5.80 per share
•	388 shares at $5.80 per share
•	1,912 shares at $5.70 per share
•	88 shares at $5.70 per share
•	100 shares at $5.70 per share
•	598 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	200 shares at $5.80 per share
•	100 shares at $5.80 per share
•	200 shares at $5.80 per share
•	200 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	2 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	500 shares at $5.80 per share
•	100 shares at $5.80 per share
•	300 shares at $5.80 per share
•	400 shares at $5.80 per share
•	300 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	200 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.79 per share
•	500 shares at $5.80 per share
•	598 shares at $5.80 per share
•	400 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	12 shares at $5.70 per share
•	500 shares at $5.80 per share
•	400 shares at $5.80 per share

(Page 15 of 21 Pages)

•	100 shares at $5.7999 per share
•	500 shares at $5.80 per share
•	500 shares at $5.80 per share
•	500 shares at $5.80 per share
•	500 shares at $5.80 per share
•	76 shares at $5.70 per share
•	100 shares at $5.68 per share
•	202 shares at $5.68 per share
•	100 shares at $5.68 per share
•	124 shares at $5.68 per share
•	100 shares at $5.68 per share
•	100 shares at $5.68 per share
•	176 shares at $5.68 per share
•	100 shares at $5.70 per share
•	24 shares at $5.70 per share
•	524 shares at $5.70 per share
•	200 shares at $5.70 per share
•	76 shares at $5.70 per share
•	200 shares at $5.75 per share
•	200 shares at $5.70 per share
•	100 shares at $5.70 per share
•	100 shares at $5.70 per share
•	300 shares at $5.70 per share
•	100 shares at $5.70 per share
•	100 shares at $5.70 per share
•	200 shares at $5.70 per share
•	200 shares at $5.75 per share
•	500 shares at $5.70 per share
•	100 shares at $5.75 per share
•	300 shares at $5.70 per share
•	100 shares at $5.70 per share
•	200 shares at $5.70 per share
•	300 shares at $5.75 per share
•	200 shares at $5.70 per share
•	100 shares at $5.70 per share
•	300 shares at $5.75 per share
•	100 shares at $5.75 per share
•	100 shares at $5.70 per share
•	200 shares at $5.70 per share
•	400 shares at $5.70 per share
•	100 shares at $5.70 per share
•	100 shares at $5.70 per share
•	400 shares at $5.70 per share
•	100 shares at $5.70 per share
•	600 shares at $5.70 per share
•	200 shares at $5.70 per share
•	100 shares at $5.70 per share
•	400 shares at $5.70 per share
•	100 shares at $5.70 per share
•	400 shares at $5.70 per share
•	100 shares at $5.70 per share
•	100 shares at $5.70 per share
•	400 shares at $5.70 per share

(Page 16 of 21 Pages)

•	100 shares at $5.70 per share
•	300 shares at $5.70 per share
•	100 shares at $5.70 per share
•	300 shares at $5.75 per share
•	100 shares at $5.70 per share
•	200 shares at $5.70 per share
•	100 shares at $5.70 per share
•	300 shares at $5.70 per share
•	100 shares at $5.70 per share
•	200 shares at $5.70 per share
•	100 shares at $5.70 per share
•	1,000 shares at $5.80 per share
•	200 shares at $5.80 per share
•	500 shares at $5.80 per share
•	700 shares at $5.80 per share
•	300 shares at $5.80 per share
•	300 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.7999 per share
•	200 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	200 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	200 shares at $5.80 per share
•	200 shares at $5.80 per share
•	100 shares at $5.7999 per share
•	100 shares at $5.80 per share
•	400 shares at $5.80 per share
•	200 shares at $5.80 per share
•	200 shares at $5.80 per share
•	100 shares at $5.83 per share
•	100 shares at $5.83 per share
•	100 shares at $5.83 per share
•	100 shares at $5.83 per share
•	200 shares at $5.80 per share
•	300 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.83 per share
•	100 shares at $5.83 per share
•	200 shares at $5.80 per share
•	183 shares at $5.80 per share
•	217 shares at $5.7999 per share
•	600 shares at $5.80 per share
•	400 shares at $5.80 per share
•	1,000 shares at $5.80 per share

(Page 17 of 21 Pages)

•	700 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	200 shares at $5.7999 per share
•	400 shares at $5.80 per share
•	300 shares at $5.79 per share
•	100 shares at $5.72 per share
•	300 shares at $5.79 per share
•	100 shares at $5.72 per share
•	1,200 shares at $5.77 per share
•	100 shares at $5.80 per share
•	200 shares at $5.72 per share
•	200 shares at $5.785 per share
•	100 shares at $5.72 per share
•	100 shares at $5.72 per share
•	100 shares at $5.72 per share
•	100 shares at $5.72 per share
•	500 shares at $5.72 per share
•	100 shares at $5.72 per share
•	200 shares at $5.72 per share
•	200 shares at $5.72 per share
•	300 shares at $5.80 per share
•	200 shares at $5.80 per share
•	200 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	300 shares at $5.80 per share
•	300 shares at $5.80 per share
•	100 shares at $5.80 per share
•	300 shares at $5.80 per share
•	100 shares at $5.80 per share
•	500 shares at $5.80 per share
•	1,000 shares at $5.80 per share
•	500 shares at $5.80 per share
•	200 shares at $5.79 per share
•	100 shares at $5.79 per share
•	100 shares at $5.79 per share
•	400 shares at $5.79 per share
•	300 shares at $5.79 per share
•	100 shares at $5.79 per share
•	300 shares at $5.80 per share
•	200 shares at $5.80 per share
•	300 shares at $5.80 per share
•	200 shares at $5.80 per share
•	400 shares at $5.80 per share
•	300 shares at $5.80 per share
•	300 shares at $5.80 per share
•	100 shares at $5.80 per share
•	200 shares at $5.80 per share
•	500 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share

(Page 18 of 21 Pages)

•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	200 shares at $5.80 per share
•	200 shares at $5.80 per share
•	100 shares at $5.80 per share
•	200 shares at $5.80 per share
•	100 shares at $5.80 per share
•	200 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	300 shares at $5.80 per share
•	300 shares at $5.80 per share
•	500 shares at $5.80 per share
•	600 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.80 per share
•	100 shares at $5.78 per share
•	500 shares at $5.78 per share
•	100 shares at $5.78 per share
•	300 shares at $5.78 per share
•	400 shares at $5.78 per share
•	600 shares at $5.7625 per share
•	100 shares at $5.71 per share
•	1,000 shares at $5.78 per share
•	100 shares at $5.80 per share
•	1,100 shares at $5.86 per share
(d)	N/A

(Page 19 of 21 Pages)

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The three individuals who are reporting ownership of Issuer stock by themselves or their affiliates do not have any written agreement which governs their relationship to one another with respect to such ownership.  They have determined as a group to invest in stock of the Issuer.  They intend to act by consensus with respect to their ownership and voting of the Issuer's stock (both as to their individual and affiliates' holdings, as well as the holdings of Covington Health Group, LLC).  However, any of them may elect to dispose of their or their affiliates' stock in the Issuer or to acquire more stock in the Issuer on their own behalf and not through Covington Health Group, LLC, and to vote their stock other than as determined by consensus.  The investments of the individuals in Covington Health Group, LLC are equal, as would be their shares of profits or losses therefrom.

Item 7.	Materials to be Filed as Exhibits

Exhibit A.	Joint Filing Agreement

Exhibit B.	Power of Attorney

Exhibit C.	Power of Attorney

Exhibit D.	Power of Attorney

(Page 20 of 21 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2011

COVINGTON HEALTH GROUP, LLC

By:	/s/ John E. McMullan*
Name: John E. McMullan
Title: Manager

CAMDEN REAL ESTATE COMPANY

By:	/s/ John F. McMullan**
Name: John F. McMullan
Title: Presiden

/s/ John E. McMullan*
John E. McMullan

/s/ John F. McMullan**
John F. McMullan

/s/ Joseph T. Watters, III***
Joseph T. Watters, III

*	By Attorney-in-Fact, pursuant to Power of Attorney attached to this Schedule 13D/A as Exhibit B.

**	By Attorney-in-Fact, pursuant to Power of Attorney attached to this Schedule 13D/A as Exhibit C.

***	By Attorney-in-Fact, pursuant to Power of Attorney attached to this Schedule 13D/A as Exhibit D.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

(Page 21 of 21 Pages)

Exhibit A

Joint Filing Agreement

The undersigned each hereby agree and consent to the joint filing on their behalf of a Schedule 13D, including amendments thereto (as amended, the “Schedule 13D”) in connection with their beneficial ownership of shares of common stock of Advocat Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to the Schedule 13D, provided that, as contemplated by Rule 13d-1(k)(1)(ii) promulgated under the Securities Exchange Act of 1934, as amended, no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: May 20, 2011

COVINGTON HEALTH GROUP, LLC

By:	/s/ John E. McMullan
Name: John E. McMullan
Title: Manager

CAMDEN REAL ESTATE COMPANY

By:	/s/ John F. McMullan
Name: John F. McMullan
Title: Presiden

/s/ John E. McMullan
John E. McMullan

/s/ John F. McMullan
John F. McMullan

/s/ Joseph T. Watters, III
Joseph T. Watters, III

Exhibit B

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Sam D. Chafetz, Matthew S. Heiter, Robert J. DelPriore, Tonya Mitchem Grindon and Lori Metrock, signing singly, the undersigned's true and lawful attorney-in-fact to:

1.
execute for and on behalf of the undersigned, in the undersigned's individual capacity and in the undersigned’s capacity as manager of Covington Health Group, LLC (the “Company”), a Schedule 13D and any and all amendments thereto, and a Joint Filing Agreement in connection therewith, with respect to the undersigned’s and the Company's holdings of and transactions in securities issued by Advocat, Inc., in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder;

2.
do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D, complete and execute any amendment or amendments thereto, execute a Joint Filing Agreement in connection therewith, and timely file such schedule and agreement with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

3.
take any and all other actions of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's or the Company’s responsibilities to comply with any provisions of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned and the Company are no longer required to file Schedule 13Ds with respect to the undersigned’s and the Company’s holdings of and transactions in securities issued by Advocat, Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed on July 26, 2011.

Signature

/s/ John E. McMullan
John E. McMullan
Print name

Exhibit C

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Sam D. Chafetz, Matthew S. Heiter, Robert J. DelPriore, Tonya Mitchem Grindon and Lori Metrock, signing singly, the undersigned's true and lawful attorney-in-fact to:

1.
execute for and on behalf of the undersigned, in the undersigned’s individual capacity and in the undersigned's capacity as President of Camden Real Estate Company (the “Company”), a Schedule 13D and any and all amendments thereto, and a Joint Filing Agreement in connection therewith, with respect to the undersigned’s and the Company's holdings of and transactions in securities issued by Advocat, Inc., in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder;

2.
do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D, complete and execute any amendment or amendments thereto, execute a Joint Filing Agreement in connection therewith, and timely file such schedule and agreement with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

3.
take any and all other actions of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's or the Company’s responsibilities to comply with any provisions of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned and the Company are no longer required to file Schedule 13Ds with respect to the undersigned’s and the Company’s holdings of and transactions in securities issued by Advocat, Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed on July 26, 2011.

Signature

/s/ John F. McMullan
John F. McMullan
Print name

Exhibit D

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Sam D. Chafetz, Matthew S. Heiter, Robert J. DelPriore, Tonya Mitchem Grindon and Lori Metrock, signing singly, the undersigned's true and lawful attorney-in-fact to:

1.
execute for and on behalf of the undersigned a Schedule 13D and any and all amendments thereto, and a Joint Filing Agreement in connection therewith, with respect to the undersigned’s holdings of and transactions in securities issued by Advocat, Inc., in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder;

2.
do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D, complete and execute any amendment or amendments thereto, execute a Joint Filing Agreement in connection therewith, and timely file such schedule and agreement with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

3.
take any and all other actions of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with any provisions of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13Ds with respect to the undersigned’s holdings of and transactions in securities issued by Advocat, Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed on July 26, 2011.

Signature

/s/ Joseph T. Watters, III
Joseph T. Watters, III
Print name